-------------------------------------
            OMB APPROVAL
-------------------------------------
OMB NUMBER:                 3235-0145
EXPIRES:              AUGUST 21, 1999
ESTIMATED AVERAGE BURDEN
HOURS PER RESPONSE ............ 14.90
-------------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ______)*

                                   ECOGEN INC.
________________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
________________________________________________________________________________
                         (Title of Class of Securities)

                                    278864202
________________________________________________________________________________
                                 (CUSIP Number)

                                 April 23, 1999
________________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 4 pages

CUSIP No. 278864202

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1. Names of Reporting Persons.                                      Goldsmith & Harris Incorporated
   I.R.S. Identification Nos. of above persons (entities only).     13-3741461

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  ............................................................................................................................

           x
   (b)  ............................................................................................................................

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   3. SEC Use Only  ................................................................................................................

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   4. Citizenship or Place of Organization  New York

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                                              5. Sole Voting Power               Goldsmith & Harris Incorporated
   Number of                                  -------------------------------------------------------------------------------------
   Shares                                     6. Shared Voting Power
   Beneficially                               -------------------------------------------------------------------------------------
   Owned by Each                              7. Sole Dispositive Power          Goldsmith & Harris Incorporated
   Reporting                                  -------------------------------------------------------------------------------------
   Person With:                               8. Shared Dispositive Power

-----------------------------------------------------------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person                  958,137 shares

   10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

   11. Percent of Class Represented by Amount in Row (11)                           10.1

-----------------------------------------------------------------------------------------------------------------------------------
   12. Type of Reporting Person (See Instructions)

-----------------------------------------------------------------------------------------------------------------------------------
        BD & IA
-----------------------------------------------------------------------------------------------------------------------------------

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


                               Page 2 of 4 pages

                                                               Page 3 of 4 Pages

                                  SCHEDULE 13G

ITEM 1.

         (a)  The name of the issuer is Ecogen Inc. (the "Corporation").

         (b) The Corporation's executive office is located 2005 Cabot Boulevard West, P.O. Box 3023, Langhorne, PA 19047-3023

ITEM 2.

         (a) The person filing this statement is Goldsmith & Harris Incorporated ("G&H").

         (b) G&H is located at 80 Pine Street, New York, NY 10005.

         (c) G&H was organized under the laws of New York.

         (d) The security is common stock, $.01 par value per share.

         (e) The CUSIP Number of the security is 278864202.

ITEM 3.

         (a) G&H is a broker-dealer (File No. 8-30122) registered under Section 15 of the Securities Exchange Act of 1934, and an investment adviser registered under the laws of Connecticut and New York.

ITEM 4.

         (a) G&H is the beneficial owner of 958,137 shares of the security. Included in this total are 20,000 shares owned by Philip W. Goldsmith, and 114,600 shares owned by Jay R. Harris and members of his family. Mr. Goldsmith and Mr. Harris are control persons of G&H.

         (b) The amount of shares of the security beneficially owned by G&H is 10.1% of the total outstanding shares of the security by virtue of its investment discretion over accounts of its customers that hold the shares.

         (c)(i) G&H has the sole power to vote or to direct the vote of 958,137 shares of the security.

            (ii) Not applicable.

            (iii) G&H has the sole power to dispose or to direct the disposition of 958,137 shares of the security.

            (iv) Not applicable.

                                                               Page 4 of 4 Pages

ITEM 5.

         Not applicable

ITEM 6.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the securities.

ITEM 7.

         Not applicable.

ITEM 8.

         Not applicable.

ITEM 9.

         Not applicable.

ITEM 10.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 04, 1999                                Goldsmith & Harris Incorporated
------------
Date

                                         By  PHILIP W. GOLDSMITH
                                           -------------------------------------
                                             Philip W. Goldsmith
                                             Chairman